March 14, 2008
FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Church Capital Investment Trust File No. 811-21753

Ladies and Gentlemen:

Church Capital Investment Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

2. A copy of the resolutions approving the Bond, which were adopted by the Board, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

3. A copy of the Joint Insured Fidelity Bond Agreement, by and among the joint insureds, meeting the requirements of paragraph (f) of Rule 17g-1 (attached as EX99-3).

Premiums have been paid through the policy period ending on January 12, 2009.

Please contact the undersigned at 513/587-3406 if you have any questions concerning this filing.

Very truly yours,

/s/ Wade R. Bridge

Wade R. Bridge
Assistant Secretary

Distributed by Bainbridge Securities Inc.  ♦  P.O. Box 46707  ♦  Cincinnati, OH  45246  ♦  877-742-8061